

May 30, 2012

<u>Via E-mail</u>
Mr. Edward Donnelly
Chief Executive Officer
DynaVox, Inc.
2100 Wharton Street, Suite 400
Pittsburgh, Pennsylvania 15203

> **Re: DynaVox, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2011**
> **Filed on September 27, 2011**
> **File No. 001-34716**

Dear Mr. Donnelly:

We have reviewed your letter dated May 7, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 27, 2012.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.   We note your response to our prior comment 1 relating to your proposed revision to the table on page 31 of the filing. The proposed revision portrays a non-GAAP presentation which merely combines the results of operations for the predecessor and successor for the year ended July 2, 2010. We continue to believe that in order to give investors a meaningful depiction of combined predecessor and successor operating results, you should reflect all material pro forma adjustments pursuant to the guidance in Article 11 of Regulation S-X. Further, we note that your prior response does not address our request to provide us the relevant material pro forma adjustments that would be required under this

regulation. In your future filings, please remove the combined operating results or revise to present pro forma results for this period and the related pro forma adjustments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3266 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Assistant Chief Accountant